Putnam Technology Fund

Putnam Technology Fund is one of a series of Putnam Funds
Trust.

The Fund offers class A, class B, class C and class M shares. Class began on June 14, 2000 and class B, class C and class M, were open to public investment on July 17, 2000.

Sales charge: class A - 5.75% maximum
Class C - 1 yr. 1.00% contingent deferred sales charge
Class M - 3.50% maximum

12b-1 fees: class A - .25%
class B & class C  - 1.00%
class M - .75%